December 6, 2007

Thomas R. Salley, Esq.
Cooley Godward LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, VA 20190-5636

Re: Gladstone Investment Corporation (File Nos. 333-147185 & 814-00704)

Dear Mr. Salley:

        We have reviewed the registration statement on Form N-2 for Gladstone Capital
Corporation (the "Fund") filed on November 7, 2007 in connection with the shelf registration of
its common stock, preferred stock, subscription rights and debt securities. Based on our review
of the registration statement, we have the following comments. The captions we use below
correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Cover Page

1.   The securities to be registered with this registration statement include subscription rights.
Please explain to us the legal basis permitting a business development company to register
subscription rights in a shelf registration statement. See Nuveen Virginia Premium Income
Municipal Fund (pub. avail. October 6, 2006).

Fees and Expenses (Page 4)

2.   As the interest payments on borrowed funds line item to the fee table indicates that the
Fund anticipates borrowing and footnote (2) to the fee table states that the Fund's base
management fee is 2.0% of the Fund's gross asset, please confirm to us that the 2.05% figure
disclosed in the management fees line item of the fee table (which is calculated as a percentage
of net assets) is accurate.

3.   Please revise this section so that the footnotes to the fee table immediately follow the
example. See Item 3.1 to Form N-2.

Consolidated Summary Financial Data (Page 7)

4.   This section appears a second time on page 22 of the prospectus. Please delete one of these sections from the prospectus.

5.   As the Fund has engaged in borrowing since the commencement of operations in 2005, please provide the information required by Item 4.3 of Form N-2.

Our Credit Facility Imposes Certain Limitations On Us (Page 14)

6.   The second paragraph states that as a result of the line of credit facility, the Fund is subject to certain limitations on the types of investments it makes, including restrictions on geographic concentrations, sector concentrations, loan size, payment frequency and status, and average life. It also states that the failure to satisfy these limitations could result in foreclosure by the Fund's lenders which would have a material adverse effect on the Fund's business, financial condition and results of operations. Please provide to us copies of any documentation for these credit facilities that set forth the limitations imposed on the Fund under these agreements and any rights exercisable by its lenders pursuant to these agreements.

Investment Valuation – General Valuation Policy (Page 27)

7.   The first sentence of the second paragraph states that debt and equity securities for which a limited market exists but that have not been rated by a NRSRO (or for which we have various degrees of trading restrictions) are valued at fair value as determined in good faith by or under the direction of our Board of Directors. Please explain to us how this valuation policy is consistent with the Staff's guidance on valuation in its April 2001 letter to the ICI. See Letter to Craig S. Tyle, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (April 30, 2001).

Description of Our Securities – Subscription Rights – General (Page 87)

8.   The second sentence of this section indicates that the material terms of a rights offering will be described in a prospectus supplement. Please set forth in this section any limits applicable to such a rights offering such as the minimum number of days that a rights offering may remain open and the number of rights that may be issued per share. In addition, please provide to us a form of any supplement that the Fund intends to file in connection with any offering of subscription rights under this registration statement.

Description of Our Securities – Debt Securities (Page 87)

9.   Disclosure in the second paragraph of the Preferred Stock section on Page 87 states that the Fund has no current intention to issue any shares of preferred stock. Please indicate in this

section whether the Fund has any current intention to issue any debt securities. If the Fund does have a current intention to issue debt securities, please confirm to us that the Interest Payments on Borrowed Funds figure in the fee table reflects the issuance of such debt securities.

GENERAL COMMENTS

10.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

13.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel